August 14, 2018

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Esq.
Branch Chief
Office of Electronics and Machinery

Re:	Cemtrex, Inc.
Registration Statement on Form S-3
Response dated July 30, 2018
File No. 333-224379

Ladies and Gentlemen:

On behalf of Cemtrex, Inc., a Delaware corporation (“Cemtrex”), this letter responds to the comments received from the staff of the Securities and Exchange Commission by letter dated August 10, 2018, with respect to Cemtrex’s Registration Statement on Form S-3 (Registration No. 333-224379).

This letter supplements Cemtrex’s prior responses with respect to the fiscal 2016 and 2017 audit reports of Bharat Parikh & Associates Chartered Accountants (“Bharat”), Cemtrex’s former principal independent registered public accounting firm.

For the convenience of the staff, the SEC’s comments are reproduced below followed by the Company’s responses.

Incorporation of Certain Documents by Reference, page 7

1. We note your response to comment one. Please address the following:

●	Explain why the fiscal year 2016 consolidated and AIS assets are different from the amounts reported in the September 30, 2016 Form 10-K, noting that for the purposes of determining whether the other auditor played a substantial role under PCAOB Rule 1001(p)(ii) the determination for fiscal year 2017 should be made using fiscal year 2016 information; and

●	Tell us whether the other auditor for the AIS audit constituted 20% or more of the total audit fee for either fiscal years.

August 14, 2018 Page 2

If a determination is made that Bharat Parikh & Associates needs to continue to make reference to the other auditor in their audit report, please include the report of the other auditors as required by Rule 2-05 of Regulation S-X. In addition, revise this filing to include a consent from the other auditors for the use of their report and any reference to them in the expert section. Last, if it is determined that the other auditor played a substantial role under PCAOB Rule 1001(p)(ii) in fiscal year 2016 or 2017 consolidated audit, please confirm that the other auditor is registered with the PCAOB.

Responses (based on information received by the Company from Bharat):

In response to the staff’s comment under the first bullet point above, the fiscal year 2016 consolidated assets and AIS assets listed in the Company’s prior response dated July 30, 2018 are as of December 31, 2015 for AIS and not from the Company’s September 30, 2016 Form 10-K because for the fiscal year 2016 audit report, Bharat used, for purposes of determining the “20% or more of the consolidated assets or revenues,” the available transitional figures derived from the starting financial information related to the Company’s acquisition of AIS on December 31, 2015, which fell within fiscal year 2016. In compliance with PCAOB Rule 1001(p)(ii)(2), and Note 3, this determination was made only once during fiscal year 2016 and on the basis of the first availability of the Company’s consolidated financial data that included AIS’s audited figures.

To determine the 20% or more of the consolidated assets or revenues for the fiscal year 2017, Bharat did not use the fiscal year end 2016 figures but used the same first quarter fiscal year 2016 information that was used earlier so as to be in compliance with PCAOB Rule 1001(p)(ii)(2), and Note 3, that this determination was to be made only once during the fiscal year 2016.

In response to the staff’s comment under the second bullet point above as to the other auditor’s fees constituting 20% or more of the total audit fee for either fiscal years, Bharat has indicated to the Company that it did not determine the level of its “material services” on the basis of engagement fees due to the extremely lower billing rates for Bharat’s services in India compared to those of a U.S.-based auditor. Instead, in compliance with PCAOB Rule 1001(p)(ii)(1), and Note 1, Bharat stated that it used total engagement hours devoted to audit the Company and its subsidiaries, giving consideration to the extent of Bharat’s knowledge of the Company’s overall business. Based upon the total audit engagement time, the other auditor’s hours did not exceed 20% of the total engagement hours devoted by Bharat to audit the Company and all of its subsidiaries. Additionally, Bharat devoted time to review AIS’s audited financial statements.

August 14, 2018 Page 3

In response to the staff’s comment in the paragraph following the bullet points, as noted in the Company’s prior response dated July 30, 2018, the Company is advised that Bharat is presently in a position to revise its audit reports to exclude its reliance on the other auditor. Such revisions would be performed upon approval of certain additional procedures as Bharat may deem necessary.

The Company is prepared to make appropriate amendments to its prior Form 10-Ks (and Form S-3) upon the staff’s clearance of the Company’s approach outlined here and in prior response letters.

Should any member of the SEC’s staff have any questions concerning the foregoing, please do not hesitate to contact Aron Govil, Executive Director of Cemtrex, at (631) 756-9116, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Caleb French, Esq.
Ms. Kristin Lochhead
Mr. Brian Cascio
Mr. Aron Govil
Mr. Saagar Govil
Mr. Tom Bellante, Green & Company CPAs
Bharat Parikh & Associates